News Release Communiqué de Pressee

EXHIBIT 99.5	Paris, July 17th 2008
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 6 001 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Signature of an agreement with Libyan National Oil Corporation to renew NC115 and NC186 contracts
Total confirms that an agreement has been signed for Repsol operated blocks NC115 and NC186 with Libya’s National Oil Corporation (NOC) in the Murzuq basin, onshore Libya, some 700 kilometres south of Tripoli.
Total has a 30% equity share in Block NC115 alongside Repsol (40%) and OMV (30%) and holds 24% in Block NC186 alongside Repsol (32%), OMV (24%) and StatoilHydro (20%).
The agreement provides for an extension of the contracts to 2032, by 15 years for Block NC115 and by 10 years for Block NC186, as well as a 5-year extension of the exploration period on both blocks. The agreement also includes a signature bonus and the adequacy of the EPSA contracts (Exploration and Production Sharing Agreements) signed in 1994 and 1997 with those now prevailing in Libya.
The total production from these two blocks will increase from the current production of 300,000 barrels per day to a plateau level of 380,000 barrels per day.
Total is committed to participating in Libya’s ambitious oil and gas development strategy. The Group is operator of the Al Jurf offshore field and the Mabruk field in the Sirte Basin, in addition to several exploration permits. In 2007, Total’s equity production in Libya amounted to 87,000 barrels of oil per day, slightly up from the levels recorded in 2006 and 2005.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com

Signature of an agreement with Libyan National Oil Corporation to renew NC115 and NC186 contracts

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 6 001 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com